

June 2, 2011

Xiangfeng Lin
Chief Executive Officer and Chairman
Sky Digital Stores Corp.
#1801 Building B, Hai Song Da Sha
Che Gong Miao, Fu Tian Qu
Shenzen, China 518041

> **Re: Sky Digital Stores Corp.**
> **Form 8-K**
> **Filed May 6, 2011**
> **File No. 000-52293**

Dear Mr. Lin:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   Please update the financial information included in your filing.

2.   We note that you cite to industry research for information and statistics regarding mobile phone sales in China, for example the reference to the China Mobile Phones Market and Industry Survey on page 19. Please provide us with marked copies of any materials that support these and other third party statements, clearly cross-referencing a statement with the underlying factual support. Confirm for us that these documents are publicly available.

Item 1.01 Entry Into a Material Definitive Agreement, page 3

3.   Revise this section to discuss the negotiations leading up to the Share Exchange Agreement and the reasons why the parties chose this particular transaction. In addition,

identify and explain the particular roles played by any individuals or entities in arranging or facilitating the transaction. Disclose all material relationships that existed between and among the Company, your former principal stockholder, or Ms. Xiuhong Tian, FDH and the shareholders of FDH prior to the time of the Share Exchange Agreement. If no such relationships existed, explain how the parties were introduced and the reasons they decided to proceed with the transaction and this particular structure. Identify any third parties that played a material role in arranging or facilitating the transactions and disclose the benefits they received for their roles. Finally, identify any promoters as required by Item 404(c) of Regulation S-K.

Item 2.01 Completion of Acquisition or Disposition of Assets, page 4

4. Revise to explain which parties were involved in the valuation of FDH and the basis for the acquisition value of FDH at $4,743,207 agreed to by these individuals.

Organizational & Subsidiaries, page 6

5. Expand your disclosure to more fully explain why you were organized and developed in your current format. Discuss how the organization will permit infusion of foreign capital under the laws of the PRC and maintain an efficient tax structure, as well as foster internal organizational efficiencies. Further, clarify the role that FDH and XTK play in your corporate structure. Explain any reasons or benefits for why FDH was established in Hong Kong.

6. Expand your disclosure to discuss the laws and regulations associated with wholly foreign-owned enterprises in the PRC and any impact these laws and regulations would have on your subsidiaries and your company as a whole if applied to you.

7. Revise your disclosure to explain who owns the remaining 30% of FDSC.

8. Your current disclosure does not address the regulatory requirements for a foreign investment entity operating a telecommunications business in the PRC. Revise to discuss the PRC regulations and the governmental bodies that oversee your business licenses and the registration requirements of the principals of your company. Additionally, revise all appropriate risk factor disclosure to discuss the specific PRC rules and regulations associated with your company.

Donxon, page 6

9. Revise your disclosure to explain the process in acquiring Network access Licenses from the Ministry of Industry and Information Technology. Additionally, we note your disclosure that 21 models of your mobile phones passed government inspections in 2009.

If applicable, please disclose the number of mobile phones that did not pass the appropriate PRC government inspections.

10. We note your disclosure that Donxon was established in 2003 and since then has achieved "excellent success." Define "excellent success." If applicable, define "excellent success" quantitatively so investors can better understand your historical success and whether the recent trends may continue in the future.

11. Explain Donxon's "close business relationships" with China Telecom, China Mobile and China Unicom. Additionally, revise your disclosure on page 11 to discuss your relationships with these companies when discussing the strengths and position within the industry. If you have entered into any material agreements with the companies, please file them as exhibits pursuant to item 601(b)(10) of Regulation S-K.

12. Discuss the international markets Donxon is aiming to expand to in the near future.

Organization and Subsidiaries, page 6

13. Please revise your organization chart to delineate between those entities outside of China and those within it. Likewise, please revise to identify which entity is a WOFE. For any such WOFE, supplementally provide an English translation of its business license.

Main Products and Product Positioning, page 7

14. We note certain of your patents expired on April 28, 2010. Explain the effect the expiration of these patents will have on your operations going forward. Provide appropriate risk factor disclosure if necessary.

Market Shares and Competitors, page 11

15. Revise to discuss your competitive position within the industry. Please refer to Item 101(h)(4)(iv) of Regulation S-K.

Donxon's Research and Development Procedure Chart, page 13

16. Please revise to include narrative disclosure to explain more specifically how Donxon's research and development process works so as to arrive at new products beginning with market pull and technology push.

Suppliers and Materials, page 15

17.   Confirm whether your retail chain stores currently sell your Donxon and EMI brand products. If so, discuss any agreements entered into between Donxon and XTK. File any material agreements as exhibits pursuant to Item 601(b)(10) of Regulation S-K.

Business Model, page 16

18.   We note your disclosure that XTK's business model is to focus the sales of its products in third and fourth-tier cities throughout China. Please consider including appropriate risk factor disclosure addressing the risks and uncertainties involved with focusing your business on less developed and less populated areas of China. Further, explain how XTK anticipates becoming a dominant specialty retailer for consumer digital and mobile communication products and services in China while primarily focusing on lesser established markets.

Sector Barriers and Regulations, page 18

19.   Please confirm whether you paid up to $5 million of a chip license fee to Qualcomm when entering the market of CDMA mobile phone research and sales. We note the main products of Donxon currently include, among others, CDMA phones.

Risk Factors, page 19

We will incur significant costs to ensure compliance with United States corporate governance and accounting requirements., page 22

20.   To the extent determinable, please revise to provide an estimate of the costs associated with public company reporting requirements.

We extend current credit to our customers…, page 23

21.   Revise your risk factor to disclose the current amount of accounts receivables associated with your open account terms extended to certain customers.

If we fail to obtain or maintain all required licenses…, page 25

22.   Revise this risk factor to discuss more specifically the required licenses, permits, filings, registrations and approvals you are subject to as a result of having your main operating entity in the PRC. Specifically, provide the names of the relevant PRC government

entities and discuss the applicable laws and regulations and whether you believe these regulations apply to you as a foreign-invested enterprise or otherwise.

Voting Control by our executive officers…, page 26

23.   Revise your risk factor to disclose the percentage of majority voting control your executive officers, directors and other affiliates currently own.

Due to various restrictions under PRC laws on the distribution of dividends by our PRC operating companies…, page 28

24.   We note that a PRC subsidiary is required to allocate at least 10% of its annual after-tax profits to a statutory reserve fund until the amount in such fund reaches 50% of the company's registered capital. Please disclose your registered capital and include whether the allocations the Company has made to such fund to date complies with the applicable PRC laws and regulations. To the extent the Company has not complied with these requirements, please quantify any fines or penalties the Company may be subject to as a result of non-compliance.

Although the applicability of PRC taxes…, page 32

25.   Explain why it "remains unclear" whether the gain to shareholders from the sale or transfer of your shares will be subject to PRC taxes. Provide your analysis as to whether you will be taxed under EIT Law.

We may not be in compliance with PRC social insurance and housing fund laws and regulations which may subject us to fines and legal sanctions, page 33

26.   In your disclosure you state that some of your PRC subsidiaries, as well as their respective operating branches, might not make enough social insurance and housing fund contributions for your PRC employees according to laws and regulations cited. Please tell us and disclose whether the company has made the required contributions, or explain why you do not know.

Substantial future sales or perceived sales…, page 34

27.   Please revise this risk factor or add another risk factor highlighting a shareholder's inability to rely upon Rule 144 to resell their stock until one year from the date of this Form 8-K. Please note the resale restrictions imposed by Rule 144(i) for one year following consummation of the merger. Additionally, revise your disclosure on page 44 under Item 3.02 to discuss the resale restrictions imposed by Rule 144(i).

Management's Discussion and Analysis of Financial Conditions and Results of Operations, page 35
Results of Operations, page 35

28.   Please provide more analysis as to reasons behind your period-to-period changes in your "results of operations" section. More detail should be provided as to why line items have changed and whether any changes have prospective implications. In addressing prospective financial condition and operating performance, there are circumstances, particularly regarding known material trends and uncertainties, where forward-looking information is required to be disclosed.

Management's Discussion and Analysis of Financial Conditions and Results of Operations, page 35
Net Sales/Revenue, page 36

29.   We note the significant increase in year over year revenue from $5 million to $35 million. Please expand your disclosure to explain in greater detail how you achieved a 583% increase in revenue between 2009 and 2010. Specifically address the following in your discussion:

- Explain how you were able to earn $35 million in revenue, primarily from the manufacturing and sale of mobile phones;
- Disclose when you began producing your own line of mobile phones under your own brand names;
- Disclose when you began to market your own line of branded phones, when you placed your first sale with a customer, and when you began to see the ramping up of the sales of your branded phones;
- Quantify the amount of revenue earned in 2010 from phones manufactured by the company and the amount earned from reselling international branded phones;
- Disclose both the number of mobile phones manufactured, and the number sold, by the company in 2009 and 2010;
- Disclose the price range of company manufactured mobile phones sold under your own brand names and the mobile phones sold by the company under international brands; and
- Describe the changes in your mix of customers and volume of sales to these customers, including any concentrations in sales during 2009 and 2010.

30.   Explain to readers how you satisfy customer demand for your manufactured products. Specifically, do you manufacture based upon orders placed by your customers? Describe your backlog of orders, if any.

31.   Further, please discuss your sales and marketing efforts in greater detail. Your discussion should provide a break-down of the $2,692 and $1,190 spent for advertising for the years ended December 31, 2010 and 2009, disclosed on page 12 of Exhibit 99.1, within the context of the advertising and promotion strategies disclosed on page 10. It should also

explain how such a comparatively small investment contributed to your increase in revenue. If there are other factors that contributed to the increase in revenue, you should discuss them fully.

32.   In light of the significant increase in revenue, explain why you have only $859,476 in inventory at December 31, 2010, compared to $904,439 at December 31, 2009. Describe for readers the nature of the raw materials inventory at December 31, 2010 and explain why your inventory includes no finished goods.

33.   We note in footnote 7 that the company had no machinery and equipment in 2009. Describe for readers the nature of the machinery acquired during 2010, state when it was acquired and when you began to manufacture your products using this equipment.

Liquidity and Capital Resources, page 37

34.   Provide a detailed discussion of your accounts receivable balance as of December 31, 2010. Within this discussion identify any significant concentrations of the receivables and describe any collection issues or concerns. Also, quantify the amount that was greater than ninety days past due at year-end and the amount cash collected by the company since year-end.

35.   We note on page 8 you intend to manufacture a tablet PC. Disclose in detail your plans in this regard, including timing and financing.

36.   Revise your disclosure to provide discussion related to the net cash used in investing activities, net cash provided by operating activities and net cash provided by financing activities for the past two fiscal years. Please discuss any known trends, demands, events or uncertainties that are reasonably likely to have material effects in the future. Please also discuss the reasons behind the period to period changes in your capital expenditures and provide management's expectation for capital expenditures going forward.

Directors and Executive Officers, page 38

37.   Provide for each director, the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director at the time that the disclosure is made, in light of your business and nature. See Item 401(e)(1) of Regulation S-K.

Involvement in Certain Legal Proceedings, page 39

38.   Please note that Item 401(f) of Regulation S-K was amended to require disclosure of an expanded list of certain legal proceedings during the past ten years. Please revise your disclosure appropriately.

Executive Compensation, page 39

39.   Please revise your executive compensation tables on pages 39 and 40 to be consistent with Item 402(n)(1) of Regulation S-K.

Certain Relationships and Related Transactions, and Director Independence, page 43

40.   Please identify the "FDH Shareholders".

41.   Revise to provide the disclosure required by Item 407(a) of Regulation S-K regarding the independence of your board of directors.

42.   In this section, please discuss the consultancy agreement between Shenzhen Xing Tian Kong Digital Co. Ltd. and Yinyan Guan dated April 8, 2011. We note Exhibit 10.4 to the Form 8-K and discussion in Note 14 to the Financial Statements.

Exhibit 99.1

HongKong First Digital Holding Limited and Subsidiaries, Consolidated Balance Sheets, page 4

43.   Please revise to provide the disclosure required by Rule 5-02(29) of Regulation S-X (e.g., the number of shares authorized, issued and outstanding for each of your different classes of shares), or advise us in detail.

Note 2 – Summary of Significant Accounting Policies, page 8

Revenue Recognition, page 11

44.   We note that your disclosure cites the four general criteria from ASC 605-10-S99 as the basis for your revenue recognition policy. Please expand your revenue recognition policies to describe how you apply the general criteria to your business. Describe what you consider to be pervasive evidence of an arrangement; how you determine if delivery has occurred or services have been rendered (e.g., at shipment or delivery, discuss acceptance criteria), if the selling price is fixed or determinable, and if collectability is reasonably assured.

45.   Further, please explain a typical revenue arrangement for your products, including length of contract or arrangement, shipment and billing terms, customer acceptance, return policies, warranties, credits and discounts, rebates, price protection or similar privileges and how these impact revenue recognition.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kenya Gumbs, Staff Accountant, at (202) 551-3373, or Robert Littlepage, Accountant Branch Chief at (202) 551-3361, if you have questions regarding comments on the financial statements and related matters. Please contact Reid Hooper, Attorney-Adviser, at (202) 551-3359, Paul Fischer, Attorney-Adviser, at (202) 551-3415, or me, at (202) 551-3810, with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: Gregory Sichenzia, Esq.
        Sichenzia Ross Friedman Ference LLP
        Via Facsimile: (212) 930-9725